UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38431

iQIYI, Inc.

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District, Beijing 100080

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Xiaodong Wang

Name	:	Xiaodong Wang
Title	:	Chief Financial Officer

Date: May 19, 2020

Exhibit Index

Exhibit 99.1—Press Release